

October 16, 2017

Smital Shah
Chief Financial Officer
ProQR Therapeutics N.V.
Zernikedreef 9
2333 CK Leiden
The Netherlands

    Re: ProQR Therapeutics N.V.
        Form 20-F for Fiscal Year Ended December 31, 2016
        Filed March 31, 2017
        File No. 001-36622

Dear Ms. Shah:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                          Division of Corporation Finance
                                        Office of Healthcare & Insurance